UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                           Vari-L Company, Inc.
                             (Name of Issuer)

                       Common Stock, $.01 par value)
                      (Title of Class of Securities)

                                922150 10 7
                              (CUSIP Number)


1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David G. Sherman

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Citizenship or Place of Organization

     U.S.

Number of Shares         5)  Sole Voting Power         304,312
Beneficially Owned       6)  Shared Voting Power             0
By Each Reporting        7)  Sole Dispositive Power    304,312
Person With              8)  Shared Dispositive
                              Power                          0

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     304,312

10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11)  Percent of Class Represented by Amount in Row (9)

     4.3%

12)  Type of Reporting Person

     IN


                            AMENDMENT NO. 5 TO
                             SCHEDULE 13G FOR
                             DAVID G. SHERMAN


Item 1(a)      Name of Issuer:  Vari-L Company, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               4895 Peoria Street, Denver, Colorado 80239

Item 2(a)      Name of Person Filing:  David G. Sherman

Item 2(b)      Address of Principal Business Office or, if None,
               Residence: The address of the principal business office of Mr. Sherman is 4895 Peoria Street, Denver, Colorado 80239

Item 2(c)      Citizenship:  Mr. Sherman is a United States Citizen.

Item 2(d) Title of Class of Securities: Common Stock, $.01 par value.

Item 2(e)      CUSIP Number:  922150-10-7

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         (a) [  ]  Broker or Dealer registered under
                         Section 15 of the Securities Exchange Act of 1934 (the "Act").

                         (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

                         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

                         (d) [  ]  Investment Company registered under
                         Section 8 of the Investment Company Act of 1940.

                         (e) [  ]  Investment Adviser registered under
                         Section 203 of the Investment Advisers Act of
                         1940.

                         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

                         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) of the Act.

                         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

                         Not applicable.

Item 4         Ownership.

                    (a) Amount Beneficially Owned: As of December 31, 1999, Mr. Sherman was the sole beneficial owner of 304,312 shares of Common Stock as of December 31, 1999. Includes 203,499 shares issuable to Mr. Sherman upon the exercise of outstanding stock options exercisable on December 31, 1999, or within 60 days thereafter. Does not include 200,000 unvested options subject to vesting schedules, or 6,250 shares subject to completion of performance goals.

                    (b) Percent of Class: 4.3% (based on the 6,954,483 shares of Common Stock outstanding on December 31, 1999.)

                    (c)  Number of shares as to which such person has:

                                  (i)          sole power to vote or to
                        direct the vote:  304,312 shares.

                                  (ii)         shared power to vote or to
                        direct the vote:  -0- shares.

                                               (iii)  sole power to
                        dispose or to direct the disposition of:  304,312
                        shares.

                                               (iv)   shared power to
                        dispose or to direct the disposition of: -0-shares.

Item 5         Ownership of Five Percent or Less of a Class.

               As of December 31, 1999, Mr. Sherman owned less than 5% of the outstanding shares of the Issuer.

Item 6         Ownership of More than Five Percent on Behalf of Another
               Person.

               Not applicable.

Item 7         Identification and Classification of the Subsidiary Which
                    Acquired the Security Being Reported on by the Parent
               Holding
                    Company.

               Not applicable.

Item 8         Identification and Classification of Members of the Group.

               Not applicable.

Item 9         Notice of Dissolution of Group.

               Not applicable.

Item 10             Certification.

               Not applicable.

               Not filed pursuant to Rule 13d-1(b).


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 9, 2000            /s/ David G. Sherman
                                   David G. Sherman